SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 14, 2012

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosures:

Nokia Stock Exchange releases dated June 14, 2012: Nokia sharpens strategy and provides updates to its targets and outlook

Nokia Stock Exchange releases dated June 14, 2012: Nokia announces executive changes; renews Leadership Team

Nokia press releases dated June 14, 2012: Nokia to acquire developers, technologies and intellectual property for imaging from Scalado

Nokia press releases dated June 14, 2012: EQT VI to acquire Vertu from Nokia

STOCK EXCHANGE RELEASE

June 14, 2012

Nokia sharpens strategy and provides updates to its targets and outlook

Company announces targeted investments in key growth areas, operational changes and significantly increased cost reduction target

Company lowers Devices & Services outlook for the second quarter 2012

Nokia Corporation
Stock exchange release
June 14, 2012 at 9.30 (CET+1)

Espoo, Finland — Nokia today outlined a range of planned actions aimed at sharpening its strategy, improving its operating model and returning the company to profitable growth. While planning to significantly reduce its operating expenses, Nokia remains focused on the unique experiences offered by its smartphones and feature phones, including an increased emphasis on location-based services.

Nokia’s strategy is about delivering great mobile products that sense the world. Nokia plans to:

• Invest strongly in products and experiences that make Lumia smartphones stand out and available to more consumers;
• Invest in location-based services as an area of competitive differentiation for Nokia products and extend its location-based platform to new industries; and
• Improve the competitiveness and profitability of its feature phone business.

To execute this strategy, Nokia is making changes to its management team by tapping into the strong leadership bench at the company.

To support this period of transition, Nokia intends to improve its operating model by significantly reducing its Device & Services operating expenses, substantially reducing its headcount and reducing its factory footprint. As a result, Nokia intends to return to sustainable non-IFRS operating profitability in Devices & Services as soon as possible.

“We are increasing our focus on the products and services that our consumers value most while continuing to invest in the innovation that has always defined Nokia,” said Stephen Elop, Nokia president and CEO. “We intend to pursue an even more focused effort on Lumia, continued innovation around our feature phones, while placing increased emphasis on our location-based services. However, we must re-shape our operating model and ensure that we create a structure that can support our competitive ambitions.”

Targeted investments
In Smart Devices, Nokia plans to extend its strategy by broadening the price range of Lumia and continuing to differentiate with the Windows Phone platform, new materials, new technologies and location-based services. In line with this strategy, Nokia today announced the planned acquisition of assets from Sweden-based Scalado, which currently has imaging technology on more than 1 billion devices. This acquisition is aimed at strengthening Nokia’s imaging assets.

Nokia’s location-based platform is expected to be another principal area of investment as Nokia plans to differentiate its portfolio of Lumia smartphones with leading location-based services including navigation and visual search applications such as the recently announced Nokia City Lens. Additionally, the company plans to extend its mapping technology to multiple industries to strengthen the platform and generate new revenue.

In Mobile Phones, Nokia intends to improve its competitiveness and profitability. Nokia aims to further develop its Series 40 and Series 30 devices, and invest in key feature phone technologies like the Nokia Browser, aiming to be the world’s most data efficient mobile browser. Early results of this innovation can be found in Nokia’s latest Asha feature phones which offer a full-touch screen experience at lower prices.

Operational changes and updated cost reduction target
Balancing its investment priorities, Nokia plans to rescale the company by making additional reductions in Devices & Services. Nokia plans to pursue a range of planned measures including:

• Reductions within certain research and development projects, resulting in the planned closure of its facilities in Ulm, Germany and Burnaby, Canada;
• Consolidation of certain manufacturing operations, resulting in the planned closure of its manufacturing facility in Salo, Finland. Research and Development efforts in Salo to continue;
• Focusing of marketing and sales activities, including prioritizing key markets;
• Streamlining of IT, corporate and support functions; and
• Reductions related to non-core assets, including possible divestments.

As a result of the planned changes announced today, Nokia plans to reduce up to 10,000 positions globally by the end of 2013. Nokia is beginning the process of engaging with employee representatives in accordance with country-specific legal requirements.

“These planned reductions are a difficult consequence of the intended actions we believe we must take to ensure Nokia’s long-term competitive strength,” added Elop. “We do not make plans that may impact our employees lightly, and as a company we will work tirelessly to ensure that those at risk are offered the support, options and advice necessary to find new opportunities.”

Taking into account these planned measures the company now targets to reduce its Devices & Services non-IFRS operating expenses to an annualized run rate of approximately EUR 3.0 billion by the end of 2013. This is an update to Nokia’s target to reduce Devices & Services non-IFRS operating expenses by more than EUR 1.0 billion for the full year 2013, compared to the full year 2010 Devices & Services non-IFRS operating expenses of EUR 5.35 billion. This means that in addition to the already achieved annualized run rate saving of approximately EUR 700 million at the end of first quarter 2012, the company targets to implement approximately EUR 1.6 billion of additional cost reductions by the end of 2013.

As part of these planned changes, Nokia will closely assess the future of certain non-core assets. In line with this, Nokia today announced plans to divest Vertu, its luxury mobile phones business to EQT VI, a European private equity firm.

Renewed leadership team
Nokia also announced today in a separate press release a number of changes to its senior leadership. Nokia announced that it has appointed Juha Putkiranta as executive vice president of Operations; Timo Toikkanen as executive vice president of Mobile Phones; Chris Weber as executive vice president of Sales and Marketing; Tuula Rytila as senior vice president of Marketing and Chief Marketing Officer; and Susan Sheehan as senior vice president of Communications. Putkiranta, Toikkanen and Weber will join the Nokia Leadership Team effective July 1, 2012.

Jerri DeVard steps down as chief marketing officer; Mary McDowell steps down as executive vice president of Mobile Phones; and Niklas Savander steps down as executive vice president of Markets. DeVard, McDowell and Savander will all continue in advisory roles through the transition of their roles; however, they step down from the Nokia Leadership Team effective June 30, 2012.

Financial impact and outlook for Devices & Services
Nokia expects further charges of approximately EUR 1.0 billion relating to restructuring activities in Devices & Services by the end of 2013 in connection with its updated Devices & Services operating expense target. This is in addition to cumulative charges of approximately EUR 900 million recognized as of the end of first quarter 2012 in connection with previously announced restructuring activities. By the end of the first quarter 2012, Nokia had cumulative restructuring related cash outflows of approximately EUR 450 million. From the second quarter 2012 onwards, Nokia expects restructuring related cash outflows to be approximately EUR 650 million in 2012 and approximately EUR 600 million in 2013. Out of the total expected charges relating to restructuring activities of EUR 1.9 billion, Nokia expects non-cash charges to be approximately EUR 200 million.

These cost reduction measures are designed to return Nokia’s Devices & Services business to sustainable non-IFRS operating profitability as soon as possible.

During the second quarter 2012, competitive industry dynamics are negatively affecting the Smart Devices business unit to a somewhat greater extent than previously expected. Furthermore, while visibility remains limited, Nokia expects competitive industry dynamics to continue to negatively impact Devices & Services in the third quarter 2012. Nokia now expects its non-IFRS Devices & Services operating margin in the second quarter 2012 to be below the first quarter 2012 level of negative 3.0%. This compares to the previous outlook of similar to or below the first quarter level of negative 3.0%.

“Nokia is significantly increasing its cost reduction target for Devices & Services in support of the streamlined strategy announced today,” said Timo Ihamuotila, executive vice president and CFO. “With these planned actions, we believe our Devices & Services business has a clear path to profitability. Nokia intends to maintain its strong financial position while proceeding aggressively with actions aimed at creating shareholder value.”

Nokia will be hosting a conference call today at 13:00 UK time (8:00 EST). The dial-in number for media (listen only - the question and answer session will be limited to financial analysts and investors only) is +1 706 634 5012. Conference ID: 90228970.

The dial-in number for financial analysts and investors is US: +1 888 636 1561. Conference ID: 90228970. UK: +44 1452 560 299. Conference ID: 90489609.

A replay of the call will be available soon after the call completion. The replay number is US: +1 800 585 8367.  Conference ID: 90228970 . UK: +44 1452 550 000. Conference ID: 90489609.

Nokia will provide full second quarter results and more details when it reports its second quarter 2012 results on July 19, 2012.

About Nokia
Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

FORWARD-LOOKING STATEMENTS
It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and divestments in order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses;  2) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 3) our ability to make Nokia products with Windows Phone a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone smartphones that achieves sufficient scale, value and attractiveness to all market participants; 4) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 5) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 6) our ability to produce attractive and competitive feature phones, including devices with more smartphone-like features, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 7) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 8) our ability to retain, motivate, develop and recruit appropriately skilled employees; 9) the success of our Location & Commerce strategy, including our ability to maintain current sources of revenue, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 10) our success in collaboration and partnering arrangements with third parties, including Microsoft; 11) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 12) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 13) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 14) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 15) the success, financial condition and performance of our suppliers, collaboration partners and customers; 16) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 17) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 18) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 19) any actual or even alleged defects or other quality, safety and security issues in our product; 20) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 21) our ability to successfully manage the pricing of our products and costs related to our products and operations; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 25) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 26) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business; 27) any disruption to information technology systems and networks that our operations rely on; 28) unfavorable outcome of litigations;  29) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 30) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 31) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 32) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 33) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 34) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 35) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 36) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 37) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 38) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 39) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

STOCK
EXCHANGE
RELEASE

June 14, 2012

Nokia announces executive changes; renews Leadership Team

Nokia Corporation
Stock exchange release
June 14 at 9.30 (CET + 1)

Espoo, Finland - Nokia today announced that it has appointed Juha Putkiranta as executive vice president of operations; Timo Toikkanen as executive vice president of Mobile Phones, Chris Weber as executive vice president of sales and marketing; Tuula Rytila as senior vice president and chief marketing officer; and Susan Sheehan as senior vice president of communications. Putkiranta, Toikkanen and Weber also will join the Nokia Leadership Team effective July 1, 2012.

Formerly, Putkiranta was senior vice president, supply chain; Weber was senior vice president Markets, Americas, and Toikkanen was vice president, business development, programs and special projects.

Rytila, who will report to Weber, was formerly senior vice president of portfolio and business management, and Sheehan, who reports to Elop, was vice president of communications.

Nokia also announced the following executives are stepping down from the Nokia Leadership Team effective June 30, 2012 to pursue other opportunities outside of Nokia: Jerri DeVard, executive vice president and chief marketing officer; Mary McDowell, executive vice president of Mobile Phones; and Niklas Savander, executive vice president of Markets.

DeVard, who joined the company in January 2011, led Nokia’s marketing and brand management and served as a member of the Nokia Leadership Team.

McDowell has held a number of senior management positions at Nokia, including serving on the NAVTEQ board of directors, and most recently led Nokia’s global mobile phones business unit. She has served as a member of the Nokia Leadership Team since joining the company in 2004.

Since 1997, Savander has held a number of senior management positions at Nokia and Nokia Networks, including serving on the NAVTEQ Board of Directors and the Nokia Siemens Networks Board of Directors. Most recently, Savander led Nokia’s sales, marketing, supply chain, manufacturing operations and information technology teams and has served as a member of the Nokia Leadership team since 2006.  Savander also will step down from the Nokia Siemens Network Board of Directors, effective June 30, 2012.

DeVard, McDowell and Savander will serve as senior advisors to Nokia through the transition of their roles.

Quotes

“Juha has demonstrated exceptionally strong leadership in leading our supply chain operations,” said Stephen Elop. “His breadth of experience at Nokia will help with our focus.”

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“Timo is well known as an engaging leader with valuable business acumen and keen insights into delivering customer satisfaction,” said Stephen Elop. “These attributes will be key as we progress through our transformation.”

“Chris has made tremendous strides in kick starting our re-entry into the US and his track record of driving results will serve Nokia well,” said Stephen Elop.

“Tuula is widely known at Nokia for her versatility, creativity and focus on results,” said Stephen Elop. “She has played an instrumental role in Lumia product marketing and strategy, which will be valuable moving forward.”

“Susan brings a breadth of experience in the technology industry to her new role,” said Stephen Elop. “Her experience in consumer, employee and financial communications will serve us well through this transition.”

“Jerri has made a positive impact on Nokia’s advertising, marketing and brand efforts. Our marketing has made great strides under her leadership,” said Stephen Elop. “I will particularly miss the fresh insight and new energy that Jerri injected into the Nokia brand.”

“Mary’s leadership has been instrumental in our efforts to connect the next billion people to the Internet through innovation in new devices and services,” said Stephen Elop. “Under her direction, Nokia has brought new opportunities to consumers throughout growth markets and contributed strongly to Nokia’s business. I will miss the value she has brought to Nokia.”

“During his 16-year Nokia career, Niklas has successfully supported our growth and transformation through leadership roles in groups ranging from services to, most recently, sales, marketing, supply chain and IT,” said Stephen Elop. “Niklas has been a valued partner to me during my tenure at Nokia and his many ongoing contributions will be missed.”

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of restructurings, investments, acquisitions and divestments on

2

a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and divestments in order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses;  2) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 3) our ability to make Nokia products with Windows Phone a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone smartphones that achieves sufficient scale, value and attractiveness to all market participants; 4) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 5) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 6) our ability to produce attractive and competitive feature phones, including devices with more smartphone-like features, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 7) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 8) our ability to retain, motivate, develop and recruit appropriately skilled employees; 9) the success of our Location & Commerce strategy, including our ability to maintain current sources of revenue, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 10) our success in collaboration and partnering arrangements with third parties, including Microsoft; 11) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 12) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 13) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 14) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 15) the success, financial condition and performance of our suppliers, collaboration partners and customers; 16) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 17) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 18) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 19) any actual or even alleged defects or other quality, safety and security issues in our product; 20) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 21) our ability to successfully manage the pricing of our products and costs related to our products and operations; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) the impact of economic, political, regulatory or other developments

3

on our sales, manufacturing facilities and assets located in emerging market countries; 25) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 26) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business; 27) any disruption to information technology systems and networks that our operations rely on; 28) unfavorable outcome of litigations;  29) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 30) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 31) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 32) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 33) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 34) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 35) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 36) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 37) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 38) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 39) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

4

PRESS RELEASE

June 14, 2012

Nokia to acquire developers, technologies and intellectual property for imaging from Scalado

Acquisition aimed at enhancing imaging experiences for Nokia Lumia devices

Espoo, Finland and Lund, Sweden: Nokia is announcing plans to acquire world-class imaging specialists as well as all technologies and intellectual property from Scalado AB.

“Nokia has been working with Scalado for more than ten years and they’ve contributed to many of our leading imaging applications,” said Jo Harlow, executive vice president, Smart Devices at Nokia. “This transaction would enable us to combine our leadership in camera devices with their expertise in imaging, helping people move beyond taking pictures to capturing moments and emotions and then reliving them in many different ways.”

The Lund site is planned to become a key site for Nokia’s imaging software for smartphones, in addition to Nokia’s existing locations in Espoo and Tampere, Finland.

“This is a great opportunity for many of our people to show their leadership in imaging and to continue to build its future,” said Håkan Persson, chief executive officer of Scalado AB. “Doing this as part of Nokia, already a leader in mobile imaging, will reinforce the strength of the technologies and competences developed at Scalado. We are very excited about this opportunity, which is a natural next step in our longstanding relationship with Nokia.”

The transaction, which is subject to customary closing conditions, is expected to close during the third quarter of 2012. The terms of the transaction are confidential.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

Forward Looking Statements

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These

1

statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and divestments in order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses;  2) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 3) our ability to make Nokia products with Windows Phone a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone smartphones that achieves sufficient scale, value and attractiveness to all market participants; 4) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 5) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 6) our ability to produce attractive and competitive feature phones, including devices with more smartphone-like features, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 7) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 8) our ability to retain, motivate, develop and recruit appropriately skilled employees; 9) the success of our Location & Commerce strategy, including our ability to maintain current sources of revenue, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 10) our success in collaboration and partnering arrangements with third parties, including Microsoft; 11) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 12) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 13) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 14) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 15) the success, financial condition and performance of our suppliers, collaboration partners and customers; 16) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 17) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 18) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 19) any actual or even alleged defects or other quality, safety and security issues in our product; 20) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 21) our ability to successfully manage the pricing of our products and costs related to our products and operations; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 25) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 26) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business; 27) any disruption to information technology systems and networks that our operations rely on; 28) unfavorable outcome of litigations;  29) allegations of possible health risks from

2

electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 30) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 31) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 32) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 33) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 34) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 35) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 36) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 37) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 38) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 39) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

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PRESS RELEASE

June 14, 2012

EQT VI to acquire Vertu from Nokia

Independent investment positions Vertu for future growth

Espoo, Finland — Nokia has agreed terms for EQT VI, part of the leading private equity group in Northern Europe, to acquire Vertu, the global leader in luxury mobile phones, from Nokia.

Nokia believes that this is the best option for the next step in Vertu’s journey of delivering excellence, enabling the brand to focus on increased opportunities for growth in the luxury category.

“With its strong brand, undisputed category leadership and attractive growth outlook, Vertu fits well with EQT VI’s investment strategy. EQT VI is excited about the opportunity to develop Vertu as a standalone company and plans to drive the development of the luxury mobile phone category through significant investments in retail expansion, marketing and product development,” said Jan Ståhlberg, Partner at EQT Partners, Investment Advisor to EQT VI.

Having delivered double digit sales growth over the past few years, Vertu continues to lead its class with a portfolio of high end mobile phones, increasingly led by its smartphones and tailored services, offering unique access, experiences and opportunities to a discerning and growing customer base.

“This is a logical next step in the evolution of Vertu as the world leader in luxury mobile products,” said Perry Oosting, President of Vertu. “Since Vertu began in 1998, our business has grown every year, due to the efforts of our talented workforce and the unique products and services we offer to our customers. We believe that EQT VI will position Vertu to continue to grow and lead in our marketplace.”

Striking the perfect balance between an unparalleled art of craftsmanship and modern technology, Vertu offers an unrivalled range of category leading mobile phones as functional as they are aesthetically desirable.

Vertu prides itself on being a pioneer in delivering relevant, tailored luxury information and services direct to mobile handsets through Vertu Concierge, and continues to expand this proposition to deliver unparalleled customer service.

Vertu is headquartered in Church Crookham, UK and employs approximately 1,000 people worldwide.

The transaction, the terms of which are confidential, is expected to close during the second half of 2012, subject to customary regulatory approvals and closing conditions. Nokia will retain a 10% minority shareholding in Vertu.

Note to editors: Vertu images are available at http://media.vertu.com/

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

About Vertu

Vertu is the pioneer and leading manufacturer of luxury mobile phones. Created to complement the discerning

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customer’s lifestyle, Vertu offers tailored, luxury services in combination with the finest in design, engineering and manufacture. Vertu uses innovations in manufacturing and mobile phone technology combined with traditional craftsmanship, assembling each phone at the company’s headquarters in England. Vertu is available in over 500 stores, including over 70 Vertu boutiques, in 66 countries worldwide. More information can be found on www.vertu.com.

Forward Looking Statements

It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and divestments in order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses;  2) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 3) our ability to make Nokia products with Windows Phone a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone smartphones that achieves sufficient scale, value and attractiveness to all market participants; 4) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 5) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 6) our ability to produce attractive and competitive feature phones, including devices with more smartphone-like features, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 7) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 8) our ability to retain, motivate, develop and recruit appropriately skilled employees; 9) the success of our Location & Commerce strategy, including our ability to maintain current sources of revenue, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 10) our success in collaboration and partnering arrangements with third parties, including Microsoft; 11) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 12) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 13) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 14) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the

2

implementation of our strategies or other factors; 15) the success, financial condition and performance of our suppliers, collaboration partners and customers; 16) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 17) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 18) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 19) any actual or even alleged defects or other quality, safety and security issues in our product; 20) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 21) our ability to successfully manage the pricing of our products and costs related to our products and operations; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 25) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 26) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business; 27) any disruption to information technology systems and networks that our operations rely on; 28) unfavorable outcome of litigations;  29) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 30) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 31) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 32) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 33) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 34) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 35) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 36) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 37) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 38) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 39) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2012			Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal